Water Chef, Inc.
68 South Service Road, Suite 100,
Melville, New York 11747

December 21, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long

Re:	Water Chef, Inc. Form SB-2 Registration Statement File No. 333- 122252

Ladies and Gentlemen:

We hereby request that the effective date for the registration statement referred to above be accelerated so that such registration statement will become effective at 10:00 a.m. EST time on December 26, 2007 or as soon thereafter as practicable.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures; and the Registrant may not assert the Commission’s comments or the declaration of the registration statement’s effectiveness as defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours,

Water Chef, Inc.

By:	/s/ Leslie J. Kessler
Leslie J. Kessler
Chief Executive Officer and President